Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
October 16, 2009

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
China Life Insurance Company Limited issued an announcement on October 15, 2009, a copy of which is attached as Exhibit 99.1 hereto.
EXHIBIT LIST

Exhibit	Description

99.1	Announcement, dated October 15, 2009

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited

(Registrant)

	By:	/s/ Wan Feng

(Signature)

October 16, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914
EXHIBIT INDEX

Exhibit	Description

99.1	Announcement, dated October 15, 2009

Commission File Number 001-31914
EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
ANNOUNCEMENT OF PREMIUM INCOME
This announcement is made to publish the information on the unaudited accumulated premiums income of the Company to be released on China Insurance Regulatory Commission (“CIRC”)’s website.
Reference is made to the Company’s announcement dated 27 August 2004.
The unaudited accumulated premiums income of the Company for the period from 1 January 2009 to 30 September 2009 was about RMB237.3 billion. The figure is to be released on CIRC’s website at www.circ.gov.cn.
The above information on premium income is unaudited. With effect from 1 January 2007 the Company has adopted the new Accounting Standards for Business Enterprises (“ASBEs”) issued by the Ministry of Finance of the People’s Republic of China. The ASBEs define insurance contract as an agreement specifying the contractual rights and obligations between the insurer and the applicants, and specifying the insurer’s undertaking of insurable risks occurred to the insured. Almost all Company’s insurance products falls under the definition of the insurance contract and the insurance premium is hence recognized as premium income. PRC Generally Accepted Accounting Principles (“PRC GAAP”) is different from Hong Kong Financial Reporting Standard (“HKFRS”) adopted by the Company in the preparation of its financial statements.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary
As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Sun Shuyi, Ma Yongwei, Sun Changji, Bruce Douglas Moore
Hong Kong, 15 October 2009